Mail Stop 4561

July 1, 2008

Mr. John J. Hayes
Chief Executive Officer and President
Sunair Services Corporation
595 South Federal Highway
Suite 500
Boca Raton, FL  33432

> **Re:     Sunair Services Corporation**
> **Form 10-K for the year ended September 30, 2007**
> **Filed 01/15/08**
> **Form 10-Q for the quarter ended March 31, 2008**
> **Filed 05/15/08**
> **File No. 001-04334**

Dear Mr. Hayes:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in future filings in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended September 30, 2007

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

1.  You disclose that you used a consulting firm to perform a valuation study at the time of the acquisition of Middleton to determine the value and estimated life of customer lists purchased in order to assist management in determining an appropriate method in which to amortize the asset. You also disclose that Middleton has applied the same acquisition method on all of the subsequent acquisitions. Please clarify if you used a consulting firm for all subsequent acquisitions or just the Middleton acquisition. Please also tell us the nature and extent of the third party's involvement in your decision making processes regarding the intangible assets of Middleton and others, if applicable.

Item 8 – Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows for the three years ended September 30

2.  You include a line item "proceeds from payment of Percipia debt" as a financing cash flow in your statement of cash flows for 2007. It is unclear to us what this amount represents since a payment of debt is generally a cash outflow; please explain.

3.  Please tell us how you determined that it was appropriate to classify "proceeds from note receivable" as a financing cash flow in your statement of cash flows for 2007. For reference, please see SFAS 95.

Note 1 – Business Activity and Summary of Significant Accounting Policies, page 34

4.  You disclose that you recognize service revenues at the date of service completion. Please tell us how you determined that your revenue recognition policy is in accordance with SAB 101, as amended by SAB 104. In your response, please address your lawn services, general pest services, and termite services separately. Please include a detailed description of your contracts with customers; tell us the length of the contracts, when payment is due, the timing and frequency of your visits, differences between the terms of contracts with commercial customers versus residential customers, and any other important terms of the contracts.

5.  On page 5, you disclose that your telecommunications segment consists of Telecom FM Limited, which distributes and installs telecommunications devices providing fixed wireless access to network and data service providers. You also disclose on page 16 that Customer Premises Equipment sales increased by $7.8

million over the same period in the prior year due to a series of large orders received and fulfilled in the second and third quarter of fiscal 2007. It appears that you may act as an agent in these sales transactions, rather then the principal. Please provide us with a detailed description of how you earn revenues in your current telecommunications segment and provide us with an analysis of the presentation of these revenues under EITF 99-19. Please describe to us a typical arrangement with a customer in this segment.

6. We note your revenue recognition policy for your telecommunications revenues. It appears that these are multiple-element arrangements. Please tell us what accounting guidance you relied upon to determine your policy and how you determined that it was appropriate to account for each element separately.

Note 11 – Sale of Securities – Private Placements, page 48

7. You disclose that on February 8, 2005 you completed the sale of 5,000,000 units to Coconut Palm Capital Investors II, Ltd. The aggregate purchase price paid by Coconut Palm for the units was $25 million, and the units consisted of 5,000,000 common shares of your company, warrants to purchase an additional 5,000,000 shares of your company's common stock for $6.00 per share, and warrants to purchase an additional 5,000,000 shares of your company's stock for $7.00 per share. You also disclose that upon the closing of the Coconut Palm transaction, you entered into a management services agreement with an affiliate of Coconut Palm, RPC, pursuant to which RPC agreed to provide management services to your company. Please tell us how you determined the appropriate accounting for this transaction and the accounting guidance that you relied upon. Please make sure to address the following in your response:
   - What consideration you gave to recording the difference between the fair value of the shares and warrants issued to Coconut Palm and the fair value of the consideration received as an incentive to Coconut Palm to enter into the management services agreement with your company
   - How the terms on the management services agreement compare to market terms
   - Your accounting treatment for the warrants

Note 12 – Discontinued Operations, page 48

8. You disclose that you sold all of the outstanding shares of Percipia, Inc. on August 1, 2007 for approximately $4.0 million in cash, of which $750,000 was placed in an escrow account pending the resolution of certain tax matters. Please tell us if these certain tax matters have been resolved and if the cash has been released from escrow. Additionally, please tell us how you considered the cash in escrow when determining the gain on the sale of Percipia.

Note 17 – Segment and Geographic Information, page 52

9.  You disclose that you manage your business and that you have segregated your activities into two business segments.  You also disclose a list of numerous services that you provide to customers; installation and maintenance of telephone communication systems, and pest control, lawn and shrub care, subterranean and drywood termite control and mosquito reduction services.  Please tell us how you determined that it was appropriate to disclose only 2 reportable segments in your filing: lawn and pest control services and telephone communications.  It appears to us that you may have more than one reportable segment within your lawn and pest control services segment.  Please see SFAS 131 for reference.

Item 15 – Exhibits, Financial Statement Schedules

10. We note that your certifications include the title of the certifying individual in the "I, [identify the certifying individual], certify that" line.  Since the certifications must be signed in a personal capacity, please confirm to us that your officers signed such certifications in a personal capacity and that you will revise your certifications in future filings, including any amendments, to exclude the title of the certifying individual.

Form 10-Q for the quarter ended March 31, 2008

11. We note that, as of March 31, 2008, you have goodwill in the amount of $62 million recorded on your books.  We also note that you experienced losses in 2006, 2007, and the first six months of 2008.  Furthermore, we note that you have experienced significant negative operating cash flows in the six months ended March 31, 2008.  It appears to us that a triggering event may have occurred which would require you to reassess your goodwill for impairment.  Please tell us what consideration you gave to reassessing your goodwill as of March 31, 2008.

*****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please key your responses to our comments and provide any requested information.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jessica Barberich, Staff Accountant, at (202) 551-3782 or me at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda van Doorn
Senior Assistant Chief
Accountant